

March 31, 2021

Allen Baharaff
President and Chief Executive Officer
Galmed Pharmaceuticals Ltd.
16 Tomkin St.
Tel Aviv, Israel 6578317

      Re: Galmed Pharmaceuticals Ltd.
         Registration Statement on Form F-3
         Filed March 26, 2021
         File No. 333-254766

Dear Mr. Baharaff:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc: Gary Emmanuel, Esq.